UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No.1

                            Elbit Vision Systems Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Ordinary Shares, Par value NIS1 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  000M375-76-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 29, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elbit Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power

Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            6,843,121 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,843,121 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,843,121 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 1,909,764 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit Ltd. ("Elbit").

(**) Excludes shares beneficially owned by other shareholders of the Issuer who have entered into the shareholders agreement with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 2 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            6,843,121 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,843,121 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,843,121 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 1,909,764 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit.

(**) Excludes shares beneficially owned by other shareholders of the Issuer who have entered into the shareholders agreement with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 3 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            6,843,121 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,843,121 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,843,121 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 1,909,764 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit.

(**) Excludes shares beneficially owned by other shareholders of the Issuer who have entered into the shareholders agreement with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 4 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            7,088,707 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        7,088,707 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,088,707 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 1,909,764 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit and (iii) 245,586 shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for their own account. This amount does not include 99,461 shares held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers (the "CIEH Clients Shares").

(**) Excludes (i) shares beneficially owned by other shareholders of the Issuer who have entered into the shareholders agreement with Elbit described in Item 6 below and (ii) the CIEH Client Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 5 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            7,088,707 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        7,088,707 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,088,707 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 1,909,764 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit and (iii) 245,586 shares held by subsidiaries of CIEH for their own account. This amount does not include the CIEH Clients Shares.

(**) Excludes (i) shares beneficially owned by other shareholders of the Issuer who have entered into the shareholders agreement with Elbit described in Item 6 below and (ii) the CIEH Clients Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 6 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            7,088,707 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        7,088,707 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,088,707 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 1,909,764 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit and (iii) 245,586 shares held by subsidiaries of CIEH for their own account. This amount does not include the CIEH Clients Shares.

(**) Excludes (i) shares beneficially owned by other shareholders of the Issuer who have entered into the shareholders agreement with Elbit described in Item 6 below and (ii) the CIEH Clients Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 7 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            7,088,707 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        7,088,707 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,088,707 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 1,909,764 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit and (iii) 245,586 shares held by subsidiaries of CIEH for their own account. This amount does not include the CIEH Clients Shares.

(**) Excludes (i) shares beneficially owned by other shareholders of the Issuer who have entered into the shareholders agreement with Elbit described in Item 6 below and (ii) the CIEH Clients Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 8 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            7,088,707 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        7,088,707 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,088,707 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 1,909,764 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit and (iii) 245,586 shares held by subsidiaries of CIEH for their own account. This amount does not include the CIEH Clients Shares.

(**) Excludes (i) shares beneficially owned by other shareholders of the Issuer who have entered into the shareholders agreements with Elbit described in Item 6 below and (ii) the CIEH Clients Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 9 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            7,088,707 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        7,088,707 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,088,707 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 1,909,764 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit and (iii) 245,586 shares held by subsidiaries of CIEH for their own account. This amount does not include the CIEH Clients Shares.

(**) Excludes (i) shares beneficially owned by other shareholders of the Issuer who have entered into the shareholders agreements with Elbit described in Item 6 below and (ii) the CIEH Clients Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                              Page 10 of 21 pages

     This Amendment No. 1 on Schedule 13D/A (the "Amendment") amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission ("SEC") by Elbit, Elron Electronic Industries Ltd. ("Elron"), Discount Investment Corporation ("DIC"), IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, "the Reporting Persons") (the "Statement") with respect to the ordinary shares, par value NIS1.00 per share (the "Ordinary Shares"), of Elbit Vison Systems Ltd. (the "Issuer') to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

     The Amendment is filed by the Reporting Persons in connection with a shareholders agreement entered into by Elbit Ltd. and M.S.N.D. Real Estate Holdings Ltd. ("MSND") on July 29, 2007 in connection with the Ordinary Shares of the Issuer, which replaced previous shareholders agreements relating to the Ordinary Shares to which the Reporting Persons were party, as described in the initial Statement, as well as changes in the Reporting Persons' ownership of Ordinary Shares of the Issuer as a result of the purchase by Elbit in a private placement on July 31, 2007 of 2,285,714 additional Ordinary Shares and warrants to purchase 396,825 Ordinary Shares, all as more fully described in Item 6 below.

     The following amends and supplements Items 2, 3, 4, 5, 6 and 7 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

     As of July 29, 2007:

DIC owned directly and through wholly owned subsidiaries approximately 49% of the outstanding shares of Elron.

IDB Development owned approximately 78% of the outstanding shares of DIC.

IDB Holding owned approximately 73% of the outstanding shares of IDB
Development.

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman own approximately 55.5% and 12.5% respectively of the outstanding shares of Ganden Holdings.

In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned directly approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 11.5% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned directly approximately 1.15% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned directly approximately 1.17% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elbit, (ii) Elron,
(iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.


                              Page 11 of 21 pages

     (e) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 31, 2007, Elbit (i) converted an existing loan to the Issuer in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 Ordinary Shares, at a price of $0.315 per share; and (ii) invested $250,000 in cash in consideration for 793,651 Ordinary Shares at a price of $0.315 per share and a 4 year warrant to purchase up to 396,825 Ordinary Shares at an exercise price of $0.45 per share. See Item 6 below. Elbit used its own funds for the purchase of these Ordinary Shares and the warrant.

Item 4. PURPOSE OF TRANSACTION

     The Ordinary Shares and warrant for Ordinary Shares acquired by Elbit were purchased for investment purposes. If the Reporting Persons believe it to be in their interests, the Reporting Persons may, at any time, from time to time, acquire additional Ordinary Shares, or sell all or any portion of the Ordinary Shares held by them, in open market or private transactions or otherwise, at prices and other terms acceptable to the purchasing or selling Reporting Persons, as applicable, subject to applicable law.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     As of July 31, 2007:

Elbit beneficially owns an aggregate of 6,843,121 Ordinary Shares (including an aggregate of 1,909,764 Ordinary Shares which it has the right to acquire as described in Item 6 below), constituting approximately 13%, of the Issuer's outstanding Ordinary Shares. Elron beneficially owns these shares as a result of Elbit being a wholly owned subsidiary of Elron.

DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares held by Elbit. DIC disclaims beneficial ownership of all the Ordinary Shares held by Elbit.

Each of IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares held by Elbit and also of 245,586 Ordinary Shares held by subsidiaries of CIEH for their own account, or a total of 7,088,707 Ordinary Shares, constituting approximately 13.5%, of the Issuer's outstanding Ordinary Shares. Each of these Reporting Persons disclaims beneficial ownership of all the Ordinary Shares held by Elbit and subsidiaries of CIEH for their own account

     The percentages stated above were calculated based on 50,795,954 Ordinary Shares outstanding as of July 31, 2007 according to the Issuer's Form F-1 registration statement filed with the SEC on August 1, 2007.

     The Reporting Persons disclaim beneficial ownership of any Ordinary Shares owned by MSND, the other party to the Shareholders Agreement (defined and described in Item 6 below).

     On July 31, 2007, Elbit (i) converted an existing loan to the Issuer in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 Ordinary Shares, at a price of $0.315 per share; and (ii) invested $250,000 in cash in consideration for 793,651 Ordinary Shares at a price of $0.315 per share and a 4 year warrant to purchase up to 396,825 Ordinary Shares at an exercise price of $0.45 per share. See Item 6 below.

     Except as set forth above, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days prior to July 29, 2007.

     Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and Elbit did not own as of July 29, 2007, any Ordinary Shares (including Ordinary Shares that may be acquired pursuant to options or rights to purchase such Ordinary Shares from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days prior to July 29, 2007.


                              Page 12 of 21 pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

SHAREHOLDERS AGREEMENT

     On July 29, 2007, Elbit entered into a shareholders agreement ("Shareholders Agreement") with MSND which replaced the previous Interim Shareholders Agreement and New Shareholders Agreements described in Item 6 of the initial Statement, which terminated simultaneously with the effectiveness of the Shareholders Agreement. Pursuant to the Shareholders Agreement, Elbit and MSND have agreed to vote their shares at meetings of the Issuer at which members of the board of the directors of the Issuer are to be elected, as follows: (a) to elect one director nominated by MSND, who shall serve as chairman of the board of directors of the Issuer, and (b) to elect one director nominated by Elbit; provided that the party entitled to nominate a director continues to at least hold 7.5% of the Ordinary Shares on a fully diluted basis. A reduction of a party's holdings shall only be deemed to occur upon a sale of Ordinary Shares by one of the parties. If a party fails to meet the 7.5% threshold it shall lose the right to nominate a director and such right shall be granted to the party who at such time holds the highest number of the Ordinary Shares. Additionally, the parties to the Shareholders Agreement agreed that in the event that and for as long as MSND continues to hold at least 15% of the Ordinary Shares on a fully diluted basis, the parties will vote their shares at meetings of shareholders at which members of the board of the directors of the Issuer are to be elected as follows: (a) to elect two directors nominated by MSND, one of whom shall serve as chairman of the board, and (b) to elect one director nominated by Elbit. Notwithstanding the foregoing, at any time during the term of the agreement, Elbit may, in its absolute discretion, by notice in writing to MSND, voluntarily terminate its right to designate a director to the board of directors. In such an event the right to designate the director to the board of directors shall be granted to MSND and Elbit shall be obliged to vote its shares in favor of the nominee designated by MSND. Furthermore, if prior to May 14, 2008, Elbit holds less than the 7.5% threshold, other than due to reductions in Elbit's holdings as a result of sales of Ordinary Shares by Elbit, Elbit shall maintain its right to designate one member of the board until May 14, 2008. A party whose holdings decrease below 5% of the Ordinary Shares on a fully diluted basis, shall, from the time of such change, automatically cease to be a party to the Shareholders Agreement.

     In addition, the Shareholders Agreement requires any party wishing to sell or otherwise transfer Ordinary Shares to a person who is not a permitted transferee to (a) first make an offer to the other party and (b) permit the other party to "tag along" in such sale or transfer on the same terms and conditions.

     The above description is qualified in its entirety by reference to the full text of the Shareholders Agreement which is attached hereto as Exhibit 1.

SHARE PURCHASE AGREEMENT

     On July 31, 2007, following the approvals of the audit committee, board of directors and shareholders of the Issuer, Elbit, pursuant to a share purchase agreement ("Elbit SPA") (i) converted an existing loan to the Issuer in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 Ordinary Shares, at a price of $0.315 per share; and (ii) invested $250,000 in cash in consideration for 793,651 Ordinary Shares at a price of $0.315 per share and a 4 year warrant to purchase up to 396,825 Ordinary Shares at an exercise price of $0.45 per share. Upon the closing of the Elbit SPA, the Issuer paid all interest accrued on the loan between April 1, 2007 and the closing date. The form of Warrant is attached hereto as Exhibit 2.

     Within the framework of the Elbit SPA, the Issuer entered into a registration rights agreement with Elbit pursuant to which the Issuer undertook to register all of the Ordinary Shares issued to Elbit under the Elbit SPA, as well as the Ordinary Shares underlying the warrant granted to Elbit under the Elbit SPA. The full text of this registration rights agreement is attached hereto as Exhibit 3.

FIRST ELBIT REGISTRATION RIGHTS AGREEMENT

     On January 1, 2007, following the approvals of the audit committee, board of directors and shareholders of the Issuer, the Issuer entered into a registration rights agreement with Elbit ("First Elbit Registration Rights Agreement") pursuant to which the Issuer agreed to register 2,647,643 Ordinary Shares beneficially owned by Elbit prior to the First Elbit Registration Rights Agreement, (the "Original Elbit Shares"), by no later than September 30, 2007. This agreement was subsequently amended on April 30, 2007. The full texts of the First Elbit Registration Rights Agreement and the amendment thereto are attached hereto as Exhibits 5 and 4 respectively.


                              Page 13 of 21 pages

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      -    Shareholders Agreement entered into on July 29, 2007 between
                    Elbit and MSND.

Exhibit 2      -    Warrant dated July 31, 2007

Exhibit 3      -    Registration Rights Agreement entered into on June 6, 2007, between Elbit and the Issuer.

Exhibit 4      -    Amendment to Registration Rights Agreement entered into on
                    April 30, 2007, between Elbit and the Issuer.

Exhibit 5      -    Registration Rights Agreement entered into on January 1,
                    2007, between Elbit and the Issuer.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: August 9, 2007

                    ELBIT LTD.
                    ELRON ELECTRONIC INDUSTRIES LTD.
                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    BY: DISCOUNT INVESTMENT CORPORATION LTD.

                                 (signed)
                    BY: ______________________________
                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of Elbit Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the initial Statement as Exhibits 4 through 11.


                              Page 14 of 21 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       o f
                                   ELBIT LTD.
                              (as of July 29, 2007)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                    Position                     Current Principal Occupation
--------------                                    --------                     ----------------------------
Doron Birger                                      Director                     President & Chief Executive Officer of Elron
3 Azrieli Center, The Triangular Tower                                         Electronic Industries Ltd.
42nd floor, Tel-Aviv 67023, Israel


Rinat Remler                                      Director                     Vice President, Chief Financial Officer of Elron
3 Azrieli Center, The Triangular Tower                                         Electronic Industries Ltd.
42nd floor, Tel-Aviv 67023, Israel

Moshe Fourier                                     Vice President & Chief       Vice President & Chief Technology Officer of
3 Azrieli Center, The Triangular Tower            Technology Officer           Elron Electronic Industries Ltd.
42nd floor, Tel-Aviv 67023, Israel

Paul Weinberg                                     Director                     General Counsel & Corporate Secretary of Elron
3 Azrieli Center, The Triangular Tower                                         Electronic Industries Ltd.
42nd floor, Tel-Aviv 67023, Israel

     ======================================================================

                                                                      Schedule B

                        Directors and Executive Officers
                                       o f
                        ELRON ELECTRONIC INDUSTRIES LTD.
                              (as of July 29, 2007)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                    Position                     Current Principal Occupation
--------------                                    --------                     ----------------------------
Arie Mientkavich                                  Chairman of the Board of     Chairman of Elron; Deputy Chairman
3 Azrieli Center, The Triangular Tower,           Directors                    of Gazit Globe Ltd and Chairmanof
42nd floor, Tel-Aviv 67023, Israel                                             Gazit Globe Israel (Development) Ltd

Ami Erel                                          Director                     President & Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower,                                        Chief Executive Officer of NetVision Ltd.
44th floor, Tel-Aviv 67023, Israel

Avraham Asheri                                    Director                     Director of companies
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Prof. Yair Be'ery                                 Director                     Professor - Department of Electrical Engineering,
6 Sweden Street,                                                               Tel Aviv University.
Petah Tikva 49317, Israel

Yaacov Goldman                                    External Director            Director of companies
39 Nachlieli Street,
Hod Hasharon 45355, Israel


                              Page 15 of 21 pages

Prof. Gabriel Barbash                             Director                     Director General of the Tel Aviv
14 Zisman Street,                                                              Sourasky Medical Center.
Ramat Gan 52521, Israel

Nochi Dankner                                     Director                     Chairman and Chief Executive Officer of
3 Azrieli Center, The Triangular Tower,                                        IDB Holding; Chairman of IDB Development,
44th floor, Tel-Aviv 67023, Israel                                             DIC and Clal Industries and Investments Ltd.;
                                                                               Director of companies.

Avi Fischer                                       Director                     Executive Vice President of IDB Holding;
3 Azrieli Center, The Triangular Tower,                                        Deputy Chairman of IDB Development;
45th floor, Tel-Aviv 67023, Israel                                             Co-Chief Executive Officer of Clal Industries
                                                                               and Investments Ltd.

Shay Livnat                                       Director                     President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Dori Manor (*)                                    Director                     Chief Executive Officer of companies in
18 Hareches Street, Savion 56538, Israel                                       the motor vehicle sector of the
                                                                               David Lubinski Ltd. group.

Ari Bronshtein                                    Director                     Vice President of DIC
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Arie Ovadia                                       Director                     Advisor and Director of companies
Harav Amiel 10,
Tel Aviv, 62223, Israel

Amos Shapira                                      Director                     Chief Executive Officer of Cellcom Israel Ltd.
Hagavish Street
Industrial Zone, Poleg, Netanya
42140, Israel

Tida Shamir                                       Director                     Attorney
3a Jabotinsky Street
Ramat Gan 52520

Doron Birger                                      President and Chief          President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower,           Executive Officer
42nd floor, Tel-Aviv 67023, Israel

Moshe Fourier                                     Vice President and Chief     Vice President and Chief Technology Officer of Elron.
3 Azrieli Center, The Triangular Tower,           Technology Officer
42nd floor, Tel-Aviv 67023, Israel

Rinat Remler                                      Vice President, Chief        Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower,           Financial Officer
42nd floor, Tel-Aviv 67023, Israel

Assaf Topaz                                       Vice President               Vice President of Elron.
3 Azrieli Center, The Triangular Tower,
42nd floor, Tel-Aviv 67023, Israel

Yair Cohen                                        Vice President               Vice President of Elron
3 Azrieli Center, The Triangular Tower,
42nd floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================


                              Page 16 of 21 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       o f
                      Discount Investment Corporation Ltd.
                              (as of July 29, 2007)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                    Position                     Current Principal Occupation
--------------                                    --------                     ----------------------------
Nochi Dankner                                     Chairman of the              Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th      Board of Directors           Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                                  Industries and Investments Ltd.; Director of
                                                                               companies.

Zehava Dankner                                    Director                     Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                                       Israel Council.

Zvi Livnat                                        Director                     Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,                                        Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv  67023, Israel                                            Officer of Clal Industries and Investments Ltd.

Avi Fischer                                       Director                     Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,                                        Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                     Director                     Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                    Director                     Director of UKI Investments.
17 High field Gardens, London W11 9HD,
United Kingdom

Shaul Ben-Zeev                                    Director                     Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                      Director                     Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Gideon Lahav                                      Director                     Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                        External Director            Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                      External Director            Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                                    Medical and Scientific Equipment Ltd.

Prof. Niv Ahituv                                  External Director            Professor at the Faculty of Management in the
33 Drezner Street, Tel Aviv 69496, Israel                                      Tel Aviv University.

Isaac Manor (*)                                   Director                     Chairman of companies in the motor vehicle
26 Hagderot Street, Savion 56526, Israel                                       sector of the David Lubinski Ltd. group.


                              Page 17 of 21 pages

Dori Manor (*)                                    Director                     Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                                       vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                   Director                     Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                          President and Chief          President and Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower,           Executive Officer            Chief Executive Officer of Netvision Ltd.
44th floor, Tel-Aviv  67023, Israel

Oren Lieder                                       Senior Vice President and    Senior Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower,           Chief Financial Officer      Officer of DIC.
44th floor, Tel-Aviv 67023, Israel

Raanan Cohen                                      Vice President               Vice President of DIC; Chief Executive Officer
3 Azrieli Center, The Triangular Tower,                                        of Koor Industries Ltd.
44th floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                    Vice President               Vice President of DIC.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Michel Dahan                                      Vice President and           Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower,           Comptroller
44th floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France

     ======================================================================

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                              (as of July 29, 2007)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                    Position                     Current Principal Occupation
--------------                                    --------                     ----------------------------
Nochi Dankner                                     Chairman of the Board of     Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower,           Directors                    Holding; Chairman of IDB Development, DIC and
44th floor, Tel-Aviv 67023, Israel                                             Clal Industries and Investments Ltd.;
                                                                               Director of companies.

Zehava Dankner                                    Director                     Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                                       Beautiful Israel Council.

Avi Fischer                                       Deputy Chairman of the       Executive Vice President of IDB Holding;
3 Azrieli Center, The Triangular Tower,           Board of Directors           Deputy Chairman of IDB Development; Co-Chief
45th floor, Tel-Aviv 67023, Israel                                             Executive Officer of Clal Industries and
                                                                               Investments Ltd.

Zvi Livnat                                        Deputy Chairman of the       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,           Board of Directors           Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                     Director                     Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel


                              Page 18 of 21 pages

Jacob Schimmel                                    Director                     Director of UKI Investments.
17 High field Gardens, London W11 9HD,
United Kingdom

Shay Livnat                                       Director                     President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                      Director and Chief           Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower            Executive Officer
44th floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                   Director                     Chairman of companies in the motor vehicle
26 Hagderot Street, Savion 56526, Israel                                       sector of the David Lubinski Ltd. group.

Dori Manor (*)                                    Director                     Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                                       vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                                Director                     Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345,
Israel

Amos Malka                                        External Director            Deputy Chairman of Elul group of companies.
18 Nahal Soreq Street, Modi'in 71700,
Israel

Dr. Yoram Margalyot                               External Director            Senior lecturer (expert on tax laws) at the
16 Ha'efroni Street, Raanana 43724,                                            Faculty of Law in the Tel Aviv University.
Israel

Irit Izakson                                      Director                     Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                                       Senior Executive Vice        Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower,           President                    Development; Chairman of Clal Tourism Ltd.
44th floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                                 Executive Vice President     Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower,           and Chief Financial Officer  Officer of IDB Development; Chief Financial
44th floor, Tel-Aviv 67023, Israel                                             Officer of IDB Holding.

Ari Raved                                         Vice President               Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                     Executive Vice President     Executive Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Haim Tabouch                                      Vice President and           Vice President and Comptroller of IDB
3 Azrieli Center, The Triangular Tower,           Comptroller                  Development; Comptroller of IDB Holding.
44th floor, Tel-Aviv 67023, Israel

Inbal Tzion                                       Vice President and           Vice President and Corporate Secretary of
3 Azrieli Center, The Triangular Tower,           Corporate Secretary          IDB Development; Corporate Secretary of IDB Holding.
44th floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================


                              Page 19 of 21 pages

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                              (as of July 29, 2007)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                    Position                     Current Principal Occupation
--------------                                    --------                     ----------------------------
Nochi Dankner                                     Chairman of the Board of     Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower,           Directors and Chief          Holding; Chairman of IDB Development, DIC and
44th floor, Tel-Aviv 67023, Israel                Executive Officer            Clal Industries and Investments Ltd.;
                                                                               Director of companies.

Isaac Manor (*)                                   Deputy Chairman of the       Chairman of companies in the motor vehicle
26 Hagderot Street, Savion 56526, Israel          Board of Directors           sector of the David Lubinski Ltd. group.

Arie Mientkavich                                  Vice Chairman of the Board   Chairman of Elron; Deputy Chairman of Gazit-Globe
14 Betzalel Street,                               of Directors                 Ltd.; Chairman of Gazit-Globe Israel
Jerusalem 94591, Israel                                                        (Development) Ltd.

Zehava Dankner                                    Director                     Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                                       Israel Council.

Lior Hannes                                       Director                     Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower,                                        Chairman of Clal Tourism Ltd.
44th floor, Tel-Aviv  67023, Israel

Refael Bisker                                     Director                     Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                    Director                     Director of UKI Investments.
17 High field Gardens, London W11 9HD,
United Kingdom

Shaul Ben-Zeev                                    Director                     Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                      Director                     Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower,
44th floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                    Director                     Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                                       vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                      Director                     Attorney.
14 Aluf Simchoni Street, Jerusalem 92504,
Israel

Shmuel Lachman                                    External Director            Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                      External Director            Chief Executive Officer of Beit Kranot Trust Ltd.
12 Harofeh Street, Ahuza, Haifa 34366,
Israel


                              Page 20 of 21 pages

Zvi Livnat                                        Director and                 Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,           Executive Vice               Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                President                    Officer of Clal Industries and Investments Ltd.

Avi Fischer                                       Executive Vice               Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower,           President                    Chairman of IDB Development; Co-Chief Executive
45th floor, Tel-Aviv 67023, Israel                                             Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                                 Chief Financial              Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower,           Officer                      Vice President and Chief Financial Officer of IDB
44th  floor, Tel-Aviv 67023, Israel                                            Development.

Haim Tabouch                                      Comptroller                  Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower,                                        Comptroller of IDB Development.
44th floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.


                              Page 21 of 21 pages